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ON

...D.C. 20549

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MAR 04 2022
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SEC FILE NUMBER
8-44663

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing
MAR 04 2022
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SHIELDS & COMPANY, INC.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

890 WINTER STREET, SUITE 160
(No. and Street)

WALTHAM	MA	02451
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

EVAN RICKER	781.890.7033	evan@shieldsco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

STOWE & DEGON, LLC
(Name – if individual, state last, first, and middle name)

95A TURNPIKE ROAD	WESTBOROUGH	MA	01581
(Address)	(City)	(State)	(Zip Code)

11/25/2003	577
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Evan Ricker, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Shields & Company, Inc., as of January 27, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

RICHARD W. NEWMAN
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
June 17, 2022

Signature: [signature]

Title: Director

[signature]

Notary Public

This filing contains (check all applicable boxes):**

☑ (a) Statement of financial condition.
☑ (b) Notes to consolidated statement of financial condition.
☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☑ (d) Statement of cash flows.
☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☑ (g) Notes to consolidated financial statements.
☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☑ (z) Other: SIPC Supplemental Report

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Shields & Company, Inc.

SEC File No. 8-44663

Financial Statements as of and for the Year Ended December 31, 2021 and Reports of Independent Registered Public Accounting Firm

SHIELDS & COMPANY, INC.

TABLE OF CONTENTS

STOWE&DEGON
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Shields & Company, Inc.
Waltham, Massachusetts

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Shields & Company, Inc. ("the Company"), as of December 31, 2021, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shields & Company, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information in Schedule I - Computation of Net Capital Under Rule 15c3-1; Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption); and Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption), has been subjected to audit procedures performed in conjunction with the audit of Shields & Company, Inc.'s financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2013.

Stowe & Degon LLC

January 27, 2022

SHIELDS & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash	$	1,260,769
Accounts receivable		12,250
Prepaid expenses and other current assets		234,608
Total current assets		1,507,627
Property and equipment, net		6,119
Operating lease right-of-use asset		221,658
Total assets	$	1,735,404

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:		
Accounts payable	$	1,100
Accrued expenses		8,000
Deferred revenue		68,750
Payroll and withholdings payable		98,734
Total current liabilities		176,584
Operating lease liability		97,175
Total liabilities		273,759
Stockholders' equity:		
Common stock, $.01 par value; 200,000 shares authorized 200 shares issued and outstanding		2
Additional paid-in capital		794
Retained earnings		1,460,849
Total stockholders' equity		1,461,645
Total liabilities and stockholders' equity	$	1,735,404

See notes to financial statements

SHIELDS & COMPANY, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2021

REVENUES	$ 6,038,219
OPERATING EXPENSES:	
Compensation and benefits	4,185,232
Research	96,878
Travel and entertainment	94,538
Professional fees	50,052
Technology and data communications	40,500
Regulatory fees	28,460
Occupancy	154,445
Other	981,004
Total operating expenses	5,631,109
OTHER INCOME:	
Loan forgiveness	159,010
NET INCOME	$ 566,120

See notes to financial statements

SHIELDS & COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

	COMMON STOCK		ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL STOCKHOLDERS' EQUITY
	Shares	Par Value			
BALANCE AS OF JANUARY 1, 2021	200	$ 2	$ 794	$ 894,729	$ 895,525
Net income	-	-	-	566,120	566,120
BALANCE AS OF DECEMBER 31, 2021	200	$ 2	$ 794	$ 1,460,849	$ 1,461,645

See notes to financial statements

SHIELDS & COMPANY, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 566,120
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	5,306
Loan forgiveness	(159,010)
Changes in operating assets and liabilities:	
Accounts receivable	(6,600)
Prepaid expenses and other current assets	(40,865)
Accounts payable	(8,801)
Accrued expenses	(200)
Deferred revenue	48,750
Payroll and witholdings payable	52,102
Operating lease obligation	(13,659)
Net cash provided by operating activities	443,143
CASH FLOWS FROM FINANCING ACTIVITIES:	
Stockholders' distributions	(393,496)
Net cash used in financing activities	(393,496)
NET INCREASE IN CASH	49,647
CASH, BEGINNING OF YEAR	1,211,122
CASH, END OF YEAR	$ 1,260,769

See notes to financial statements

1. NATURE OF BUSINESS

Shields & Company, Inc. ("the Company") was formed as a Massachusetts S Corporation on April 19, 1991. During April 2012, Shields & Company, Inc. was merged with Shields Securities, Inc. The Company is a FINRA registered broker/dealer. The Company provides corporate finance advisory services in the areas of: mergers and acquisitions; corporate restructurings and recapitalizations; debt and equity capital raising; financial advisory assignments; and valuations and fairness opinions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash – The Company maintains its cash in various deposit accounts that, at times, may exceed federally insured limits; however, the Company has not experienced, nor does it anticipate, any losses in such accounts. At December 31, 2021, the Company had bank balances of $1,410,738 in excess of FDIC insurance coverage.

Concentration of Credit Risk – Financial instruments that potentially subject the Company to concentrations of credit risks consist primarily of accounts receivable. The Company grants credit to customers in the ordinary course of business. The Company minimizes credit risk arising from accounts receivable by evaluating each customer's financial condition and credit history. The Company estimates and records an allowance for doubtful accounts based on knowledge of the customer's credit history and current economic conditions. The Company's policy is to write-off uncollectible trade receivables against the allowance for doubtful accounts after significant measures have failed to result in the collection of such receivables. The allowance for doubtful accounts is management's best estimate of uncollectible accounts receivable. As of December 31, 2021, there was no allowance for doubtful accounts.

Revenue Recognition – The majority of the Company's revenue arrangements generally consist of a single performance obligation to transfer promised services and is generally fulfilled upon delivery of those services.

Income Taxes – The Company is organized as an S Corporation and is not subject to federal or state income taxes. Income is taxable to the individual stockholders. The Company recognizes in its financial statements the impact of a tax position if it is more likely than not the position would be sustained on audit, based on the technical merits of the position. The Company's policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. The Company did not have any unrecognized tax benefits or accrued interest and penalties related to income taxes during the year ended December 31, 2021 and does not anticipate having any unrecognized tax benefits over the next twelve months. The Company believes it is no longer subject to income tax examinations by taxing jurisdictions for years prior to 2018.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from those estimates.

3. NOTE PAYABLE

On April 15, 2020, the Company entered into a 2-year Paycheck Protection Program (PPP) loan in the amount of $159,010 with a financial institution. On May 12, 2021 the loan was forgiven and recorded as other income.

4. STANDBY LETTER OF CREDIT

The Company has a standby letter of credit (LOC) with a bank, which is collateralized by cash of the Company held in an account with the bank that issued the standby LOC; this LOC permits borrowing up to $13,300. There was no outstanding balance at December 31, 2021. Interest is charged at the rate of 4% per annum above the prime rate. The letter of credit relates to a commitment per a lease agreement of $5,390.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). This rule requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule provides that equity capital may not be withdrawn, liabilities subordinated to claims of general creditors may not be repaid, or cash dividends may not be paid if the resulting capital ratio would exceed 10 to 1. At December 31, 2021, the Company had net capital of $1,084,186, which was $1,072,414 in excess of its required net capital of $11,772. The Company's net capital ratio was 16.3%.

6. LEASES

The Company leases 3,696 square feet of office space in Waltham, Massachusetts under a long-term lease, which expires in August 2023. The lease agreement requires the Company to pay real estate taxes and other operating expenses in addition to base rent. The Company recognizes rent expense on the straight-line basis over the term of the lease.

As of December 31, 2021, right-of-use assets and liabilities arising from operating leases were $221,658 and $97,175, respectively. During the year ended December 31, 2021 cash paid for amounts included for the measurement of lease liabilities was a prepayment of the 2022 loan obligation of $160,160 and the Company recorded operating lease expense of $132,994.

The future payments due under operating lease as of December 31, 2021 is as follows:

	$ 92,890
Less imputed interest	4,285
Total operating lease liabilities	$ 97,175

Because the Company does not have access to the rate implicit in the lease, it utilize its incremental borrowing rate as the discount rate. The discount rate associated with the operating lease as of December 31, 2021 is 4.0%. The Company recorded interest associated with the capital lease of $13,507 during the year ended December 31, 2021.

7. RETIREMENT PLAN

The Company has a defined contribution profit sharing plan under the provisions of Section 401(k) of the Internal Revenue Code. The Plan covers substantially all employees. Contributions to the Plan consist of a discretionary employer safe harbor contribution equal to a percentage of the employees' contributions and discretionary profit sharing and matching contribution in an amount determined by the Company's Board of Directors. There were no contributions made in 2021.

8. EXEMPT PROVISIONS UNDER RULE 15c3-3

The Company claims an exemption from Securities and Exchange Commission Rule 15c3-3(k)(2)(i), as a broker/dealer who engages exclusively in providing consulting services to private companies and private placements of securities structured primarily as equity or debt of private equity funds.

9. SUBSEQUENT EVENTS

The Company has evaluated all subsequent events through January 27, 2022, the date the financial statements were available to be issued.

* * * * * * *

SHIELDS & COMPANY, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2021

STOCKHOLDERS' EQUITY	$ 1,461,645
LESS NON-ALLOWABLE ASSETS:	
Accounts receivable	12,250
Prepaid expenses and other current assets	234,608
Property and equipment, net	6,119
Operating lease right-of-use asset, net of lease obligations	124,482
	377,459
Net capital	$ 1,084,186
AGGREGATE INDEBTEDNESS	
Accounts payable	$ 1,100
Accrued expenses	8,000
Deferred revenue	68,750
Other withholdings payable	98,734
Total aggregate indebtedness	$ 176,584
BASIC NET CAPITAL REQUIREMENT	
Minimum capital requirement	$ 5,000
6 2/3% of aggregate indebtedness	$ 11,772
Excess net capital	$ 1,072,414
Ratio: aggregate indebtedness to net capital	16.3%

RECONCILIATION OF NET CAPITAL WITH COMPANY'S COMPUTATION
(Included in Part IIA, of Form X-17A-5 as of December 31, 2021)

NET CAPITAL AS REPORTED IN COMPANY'S FOCUS REPORT	
As filed at January 27, 2021	$ 1,084,186
NET CAPITAL PER ABOVE	$ 1,084,186

SHIELDS & COMPANY, INC.

SCHEDULE II -COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE III - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2021

Shields & Company, Inc. claims an exemption from Rule 15c3-3 under Section (k)(2)(i).

STOWE&DEGON
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Shields & Company, Inc.
Waltham, Massachusetts

We have reviewed management's statements, included in the accompanying Shields & Company, Inc. Exemption Report, in which (1) Shields & Company, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Shields & Company, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Shields & Company, Inc. stated that Shields & Company, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Shields & Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Shields & Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Stowe & Degon LLC

January 27, 2022

Shields & Company, Inc.
INVESTMENT BANKERS

890 Winter Street
Waltham, Massachusetts 02451
tel (781) 890-7033
fax (781) 890-7034

Shields & Company, Inc. (the “Company”) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, “Reports to be made by certain brokers and dealer”). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Shields & Company, Inc.

I, Evan B. Ricker, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Evan Ricker, Director

January 27, 2022
Date

STOWE&DEGON
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
Shields & Company, Inc.
Waltham, Massachusetts

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Shields & Company, Inc. and SIPC, solely to assist you and SIPC in evaluating Shields & Company, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Shields & Company, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers itemizing types of revenue, noting no differences; and
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of Shields & Company, Inc. and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Stowe & Degon LLC

January 27, 2022

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended December 31, 2021

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Shields & Company, Inc.
890 Winter Street, Suite 160
Waltham, MA 02451

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Evan Ricker - 781.890.7033

2. A.	General Assessment (item 2e from page 2)	$ 7,671
B.	Less payment made with SIPC-6 filed (exclude interest) 11/29/2021 Date Paid	(1,093)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	6,578
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 6,578

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ ______________

H. Overpayment carried forward $(______________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Shields & Company, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 27th day of January, 20 22.

Director
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2021
and ending 12/31/2021

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$6,038,219
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	786,500
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	137,457
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	923,957
2d. SIPC Net Operating Revenues	$5,114,262
2e. General Assessment @ .0015	$7,671

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